UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: April 2, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Clarification announcement dated March 30, 2007.

99.2	Announcement dated March 30, 2007, entitled “Result of Extraordinary General Meeting Held on 30 March 2007.”

99.3	Press release dated April 2, 2007, entitled “CNOOC Limited Announces Results of EGM: CNOOC FinanceRenewal Proposal Was Not Approved.”

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 883)

CLARIFICATION ANNOUNCEMENT

The Company wishes to clarify that the reference to a final dividend of RMB0.14 per share in the Chairman’s Statement included in the Announcement should be HK$0.14 per share (or approximately RMB0.14 per share).

Reference is made to the announcement of CNOOC Limited (the “Company”) dated 29 March 2007 (the “Announcement”) in relation to the annual results of the Company for the financial year ended 31 December 2006. The Company wishes to clarify that the reference to a final dividend of RMB0.14 per share in the Chairman’s Statement included in the Announcement should be HK$0.14 per share (or approximately RMB0.14 per share). The proposed final dividends are expected to be paid on 7 June 2007 in Hong Kong Dollars following approval by shareholders at the Annual General Meeting of the Company.

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Victor Zhikai Gao Company Secretary

Hong Kong, 30 March 2007

Exhibit 99.2

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 883)

RESULT OF EXTRAORDINARY GENERAL MEETING
HELD ON 30 MARCH 2007

The EGM was held on 30 March 2007 at 10:00 a.m. at The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong, at which the ordinary resolution in respect of the Deposit Services and the Proposed Cap was not passed on a vote by the Independent Shareholders by way of poll due to insufficient number of votes in favour of the Ordinary Resolution.

Reference is made to the circular of the Company dated 7 March 2007 (the “Circular”) in respect of the renewal of Continuing Connected Transactions with CNOOC Finance, including the Deposit Services and the Proposed Cap. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

The extraordinary general meeting of the Company (the “EGM”) was held on 30 March 2007 at 10:00 a.m. at The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong, at which the ordinary resolution in respect of the Deposit Services and the Proposed Cap was not passed on a vote by the Independent Shareholders by way of poll due to insufficient number of votes in favour of the Ordinary Resolution.

As explained in the Circular, OOGC, CNOOC BVI and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolution approving the Deposit Services and the Proposed Cap. There were no Shares in respect of which their holders were entitled to attend and vote only against the resolution at the EGM.

Poll result at the EGM

As at the date of the EGM, the total number of Shares in issue were 43,328,552,648 Shares, and the total number of Shares entitling the Independent Shareholders to attend and vote in respect of the Deposit Services and the Proposed Cap (excluding the number of Shares held by OOGC, CNOOC BVI and their respective associates who were required to, and did abstain from voting in favour of the resolution) at the EGM were 14,555,825,375 Shares, representing approximately 33.59% of the total number of Shares in issue.

The vote-taking at the EGM was scrutinized by representatives of Computershare Hong Kong Investor Services Limited. The result of the poll at the EGM was as follows:

Ordinary Resolution	Number of votes (approximate %)		Total number of votes (approximate %)
	For	Against
To approve the Deposit Services and the Proposed Cap as described in the circular of the Company dated 7 March 2007	3,175,598,905 (47.77%)	3,472,526,568 (52.23%)	6,648,125,473 (representing 45.67% of the total number of Shares entitling the Independent Shareholders to vote at the EGM)

As at the date of this announcement, the Board comprises the following:

Executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Guangqi
Yang Hua

Non-executive Directors
Luo Han
Cao Xinghe
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Evert Henkes
Lawrence J. Lau
Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Victor Zhikai Gao Company Secretary

Hong Kong, 30 March 2007

Exhibit 99.3

For Immediate Release

CNOOC Limited Announces Results of EGM:
CNOOC Finance Renewal Proposal Was Not Approved

(Hong Kong, 2 April 2007) - CNOOC Limited (the "Company"; NYSE “CEO”, SEHK “0883”) announced today that the resolution in respect of the Deposit Services and the Proposed Cap provided by CNOOC Finance was not passed following a vote by the independent shareholders.

Votes cast at the Extraordinary General Meeting (EGM) on March 30, 2007 totaled over 6.6 billion, representing about 46% of all the shares entitling independent shareholders to vote at the EGM. Approximately 48% of the votes cast supported and 52% were against the resolution.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company said, ”We of course respect the decision of the independent shareholders on this issue. Nonetheless, the Board of Directors strongly believes that our current arrangements with CNOOC Finance, including the Deposit Services, are beneficial to the Company and its shareholders as a whole. They allow the Company to handle transactions flexibly and efficiently, and the interests of the Company are protected by robust checks and balances. Our connected transactions with CNOOC Finance are in full compliance with the Listing Rules of the Stock Exchange of Hong Kong and good corporate governance practices.”

“The Company will continue to utilize non-deposit services provided by CNOOC Finance, such as settlement and discounting services, which are exempted from the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. The Company will re-assess the position with respect to the Deposit Services following the shareholders' vote, and will seek a way forward that is in the best interests of all shareholders as well as the Company.” Mr. Fu concluded.

- End -

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei General Manager of Investor Relations CNOOC Limited Tel: +86-10-8452-1646 Fax: +86-10-8452-1441 E-mail: xiaozw@cnooc.com.cn	Ms. Carol Wong Account Manager Ketchum Hong Kong Tel: +852-3141-8098 Fax: +852-2510-8199 E-mail: carol.wong@knprhk.com